SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Freeport-McMoRan Inc.
(Name of Issuer)

common stock, par value $0.10 per share
(Title of Class of Securities)

35671D857
(CUSIP Number)

Jesse Lynn, Esq.
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 23, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d‑7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 35671D857

1 NAME OF REPORTING PERSON
High River Limited Partnership

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
20,000,001

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
20,000,001

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,000,001

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.44%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 35671D857

1 NAME OF REPORTING PERSON
Hopper Investments LLC

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
20,000,001

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
20,000,001

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,000,001

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.44%

14 TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 35671D857

1 NAME OF REPORTING PERSON
Barberry Corp.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
20,000,001

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
20,000,001

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,000,001

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.44%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 35671D857

1 NAME OF REPORTING PERSON
Icahn Partners Master Fund LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
33,814,208

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
33,814,208

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
33,814,208

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.34%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 35671D857

1 NAME OF REPORTING PERSON
Icahn Offshore LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
33,814,208

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
33,814,208

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
33,814,208

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.34%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 35671D857

1 NAME OF REPORTING PERSON
Icahn Partners LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
49,385,791

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
49,385,791

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
49,385,791

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 3.42%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 35671D857

1 NAME OF REPORTING PERSON
Icahn Onshore LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
49,385,791

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
49,385,791

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
49,385,791

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.42%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 35671D857

1 NAME OF REPORTING PERSON
Icahn Capital LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
83,199,999

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
83,199,999

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
83,199,999

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.76%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 35671D857

1 NAME OF REPORTING PERSON
IPH GP LLC

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
83,199,999

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
83,199,999

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
83,199,999

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.76%

14 TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 35671D857

1 NAME OF REPORTING PERSON
Icahn Enterprises Holdings L.P.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
83,199,999

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
83,199,999

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
83,199,999

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.76%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 35671D857

1 NAME OF REPORTING PERSON
Icahn Enterprises G.P. Inc.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
83,199,999

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
83,199,999

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
83,199,999

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.76%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 35671D857

1 NAME OF REPORTING PERSON
Beckton Corp.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
83,199,999

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
83,199,999

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
83,199,999

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.76%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 35671D857

1 NAME OF REPORTING PERSON
Carl C. Icahn

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
104,000,000

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
104,000,000

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
104,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.20%

14 TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

Item 1.  Security and Issuer

This statement constitutes Amendment No. 5 to the Schedule 13D relating to the shares of common stock, par value $0.10 per share ("Shares"), issued by Freeport-McMoRan Inc. (the "Issuer"), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on August 27, 2015, as amended by Amendment No. 1 to the Schedule 13D, filed with the Securities and Exchange Commission on September 18, 2015, Amendment No. 2 to the Schedule 13D, filed with the Securities and Exchange Commission on September 23, 2015, Amendment No. 3 to the Schedule 13D, filed with the Securities and Exchange Commission on October 7, 2015, and Amendment No. 4 to the Schedule 13D, filed with the Securities and Exchange Commission on September 13, 2016 (collectively, the "Schedule 13D"), to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 104,000,000 Shares, representing approximately 7.20% of the Issuer's outstanding Shares (based upon (A) the 1,328,258,134 Shares stated to be outstanding as of June 29, 2016 by the Issuer in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2016 and (B) the 116,524,557 Shares sold by the Issuer during the period from July 28, 2016 through November 22, 2016, as disclosed by the Issuer in the Prospectus Supplement filed by the Issuer pursuant to Rule 424(b)(2) on November 23, 2016).

The first paragraph of Item 5(b) of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

(b) High River has sole voting power and sole dispositive power with regard to 20,000,001 Shares. Each of Hopper, Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 33,814,208 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 49,385,791 Shares. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

Item 5(c) of the Schedule 13D is herby amended by the addition of the following:

(c) The Reporting Persons have not engaged in any transactions with respect to the Shares within the last 60 days. However, according to the Prospectus Supplement filed by the Issuer pursuant to Rule 424(b)(2) on November 23, 2016, the Issuer issued 116,524,557 Shares during the period from July 28, 2016 through November 22, 2016 (the "Share Issuance"). As a result of the Share Issuance and other issuances of Shares effected by the Issuer since the Reporting Persons' last filing on Schedule 13D, the Reporting Persons' aggregate percentage beneficial ownership of the outstanding Shares decreased from the previously reported approximately 8.80% to approximately 7.20%.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2016

ICAHN PARTNERS MASTER FUND LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner
By: Barberry Corp.

By:  /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:  /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Amendment No. 5 to Schedule 13D – Freeport-McMoRan Inc.]